PROSPECTUS SUPPLEMENT                          Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated December 18, 2000)        File No. 333-32586

                         666,700 SHARES OF COMMON STOCK

                          HOMESEEKERS.COM, INCORPORATED

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         We are offering all of the 666,700 shares of our common stock being offered by this prospectus. Our common stock is quoted on The Nasdaq SmallCapMarket under the symbol "HMSK." On May 23, 2001, the last reported sale price of the common stock on The Nasdaq SmallCapMarket was $0.47 per share.

         Pursuant to a Subscription Agreement, Miami Associate Investments LLC has purchased 666,700 shares of our common stock for consideration of $200,000. We delivered the shares in Miami, Florida on or about May 24, 2001.

         SEE "RISK FACTORS" ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR VARIOUS RISKS YOU SHOULD CONSIDER BEFORE YOU PURCHASE ANY SHARES.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 13, 2001.


         We have not authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the attached prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of any securities other than the 666,700 shares of our common stock. This prospectus supplement is part of, and you must read it in addition to, the attached prospectus dated December 18, 2000. You should assume that the information appearing in this prospectus supplement and the attached prospectus, as well as the information incorporated by reference, is accurate as of the date in the front cover of this prospectus supplement only.

         The distribution of this prospectus supplement and the attached prospectus, and the offering of the common stock, may be restricted by law in some jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the attached prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized nor in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

                                 USE OF PROCEEDS

         We received a total of $200,000 cash consideration from the sale of the common stock offered by us, less costs of selling the shares estimated at approximately $20,000.

                              PLAN OF DISTRIBUTION

         Subject to the terms and conditions set forth in a Subscription Agreement dated May 23, 2001 between us and Miami Associate Investments LLC, on a one-time basis, we have sold to Miami Associate Investments LLC, and Miami Associate Investments LLC has purchased from us, a total of 666,700 shares of our common stock for an aggregate purchase price of $200,000.

         Miami Associate Investments LLC has advised us that it is not acting as an underwriter, placement agent, broker or dealer in connection with its acquisition of our common stock and that it is purchasing our common stock for its own account and not with a view to distribution.

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